December 7, 2015

THIS IS NOTIFICATION OF THE SHARE REPURCHASE OFFER
 DATED DECEMBER 7, 2015

Dear Stockholder:

We are writing to you to announce the quarterly share repurchase offer by MacKenzie Realty Capital, Inc. The purpose of this Offer (as defined below) is to provide limited liquidity to holders of shares of our common stock by offering to repurchase certain of those shares at a purchase price equal to 90% of the current offering price per Share, $9.00 per Share (the "Purchase Price"). The Offer period will begin on December 7, 2015, and end at 5:00 P.M., Pacific Time, on January 7, 2016.  Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about January 7, 2016.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT 90% OF THE OFFERING PRICE ($9.00 PER SHARE), PLEASE DISREGARD THE REMAINDER OF THIS NOTICE AND THE ENCLOSURES.

We intend to contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding shares of common stock.

If you would like to tender a portion or all of your shares pursuant to the terms of this Offer, you must return the enclosed Letter of Transmittal and required signatures, guarantees, and documents to us by the Expiration Date.

Our website:	www.mackenzierealty.com

Our phone number:	925.631.9100

Our mailing address:	MacKenzie Realty Capital, Inc.
1640 School Street
Moraga, CA 94556

Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.